Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

NEW T-MOBILE 5G PROVIDES NATIONAL DEPTH & BREADTH
Standalone T-Mobile 5G 2024: Broad & Thin
Nationwide 5G 600MHz Coverage
Limited 5G Capacity
1.4% uncovered population
T-Mobile Standalone 5G 600 MHz T-Mobile 5G Mid-band over 600 MHz
Standalone Sprint 5G 2024: Deep & Narrow
Constrained 5G coverage due to
2.5GHz propagation
41% 5G uncovered population
New T-Mobile 5G 2024: Broad & Deep
3x 5G, 2x Total Capacity
Massive spectrum depth where needed most Strong Nationwide 5G Coverage
1% Uncovered population
Sprint Standalone 5G

SUPERIOR 5G NETWORK: MASSIVE IMPROVEMENTS
5G Throughput by Covered Pops (2024)
350 M
300 M
250 M
200 M
150 M
100 M
50 M
0 M
Covered Pops
T-Mobile
Sprint
New T-Mobile
0 100 200 300 400 500 600 700 800 900 1000
5G Average Throughput (Mbps)
2024
Pops with > 100 Mbps Pops with > 150 Mbps Pops with > 300 Mbps Pops with > 500 Mbps
T-Mobile 144.7 M
77.7 M 5.9 M
Sprint 187.8 M 181.4 M
New T-Mobile 293.1 M
279.0 M 252.8 M 209.2 M

REVOLUTIONARY SPEEDS
15x
SPEED INCREASE [MBPS]
451
32.1
23.8
T Mobile
Sprint
1Q18 DOWNLOAD SPEED
NEW T Mobile
PROJECTED 2024 DOWNLOAD SPEED

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following is a transcript of a video released in connection with the transaction:

Sarah, Customer Care: What excites me the most about the new T-Mobile is the possibilities.

Michael, Retail: I think the future is bright with T-Mobile. I can’t wait for the merger to go through. I know there’s going to be tons of opportunities opening up.

Christine, Retail: The opportunities coming are going to be amazing. And I can’t wait to see all what the new T-Mobile has to offer.

Christion, Retail: And so I think I can speak for everybody is just how excited we are about the merger.

Terrance, Customer Care: What excites me most about the new T-Mobile is 5G for all. About being able to be with a company that’s going to be at the forefront of innovation and technology.

Leroy, Retail: I’m really excited about the merger. I think it’s going to be really great from the standpoint of the 5G network.

Tara, Customer Care: But what excites me the most about the new T-Mobile is going to be all of the new product work that we’re going to go ahead and have, where from the Layer 3 TV to TVision, to being able to go ahead and improve on 5G and maintain ourselves as the Un-carrier.

Christion, Retail: And so we’re really on the point of taking T-Mobile from a wireless company to a technology company. And so when you talk about all the things we’re going to be able to provide for our customers, you know, 5G being one of those integrated products like it’s super exciting, and I think that speaking for employees, that lets us feel like, man, there’s going to be so much opportunity to grow here in the future with the company so.

Ony, Customer Care: We’re about to break another barrier here with another Un-carrier move, bringing over a whole new customer base and being able to show them how it is to put a customer first and give them that top notch service that they deserve.

Ramfis, Customer Care: When you think about bringing all of Sprint’s current customer base and also their technologies and merging them with our own, we’ll truly be able to be the first wireless company that can go ahead and bring 5G — true 5G — to the world. And we’ll be able to provide better service to all of our customers.

Takira, Customer Care: I am super excited about our growth and expansion into areas outside of the wireless industry such as our ever-expanding TV and home internet offerings. I think it’s pretty cool that we’re also merging with Sprint. So we’re increasing our customer base as well. We’re honestly leading the industry, leading the wireless industry in the things that we can do, and we’re really becoming the Un-carrier. We’re becoming the industry standard.

Stephanie, Customer Care: We’re going to be able to go to a wider market, see more people, help more people.

Sarah, Customer Care: With the new influx of people and customers, we’ll be able to continue to push down barriers, fix broken things in the wireless industry.

Thomas, Customer Care: What excites me the most about the new T-Mobile — Team of Experts. Nothing like it in the world. Gives me a chance to be more personal with my customers, and they love it. They love the help that we give them. And they get so excited the minute I say I’m a Team of Experts.

Ryan, Customer Care: I mean, there’s tons of opportunities that are coming. I mean, we saw just T-Mobile explode when we took Team of Experts and made that come to life. So I just can’t wait to see the new T-Mobile come to life. There’s going to be so much more growth.

Natalie, Retail: But the most important thing to me is with this integration coming, the opportunity that it’s going to give people to grow their career paths.

Christine, Retail: We’re going to add jobs, not take away jobs, in the future T-Mobile. What we’ve done for the wireless industry has already been there, but what we’re about to do is going to be even better.

Sarah, Customer Care: There’s going to be new positions, new departments, new training.

Shawnie, Customer Care: With the new T-Mobile we are actually going to be opening up a whole bunch of new opportunities as well. So I can use the free education that I got from T-Mobile to actually step into those roles.

Erick, Retail: You know, a merger, right, it’s such a scary word. Right? But at the end of the day, just the patience and the transparency that the company has had with us and the vision that’s set forward, there’s so much excitement from the frontline and from everyone in the company.

Priscilla, Retail: The majority of my friends and family know that I’ve been with T-Mobile for so long, so they are just excited for us. They’re always asking like, man, what are you guys doing over there? The growth. And I do have a lot of friends that work in telecom as well. But for us, it’s just positive things for me.

Marquette, Retail: And when I think about this integration that’s going to occur, I think of it bringing two powers together to treat all the common evils of what people think about wireless. And then I think about, hey, we’re going to target every pain point that every customer has had between this integration. And I’m super excited to see the opportunities that it’ll have for employees, because it lets us know that there’s so much more and so many greater things we can do.

Jenny, Retail: I feel like this company has aspired to grow bigger and bigger, and they’ve never let anybody down. They actually found me a home after Katrina. So I say, hey, look what happened with T-Mobile in the past. That was 14 years ago. I had just got hired. Only been with the company three months. And so it’s not even a question to me of where we will be in the next three to five months or in the next year when the integration happens.

Leroy, Retail: I would say the future is looking amazingly bright right now.

Erick, Retail: Jump on board because we are on the road to be number one. Yes.

Guadalupe, Retail: One piece of advice. We won’t stop. We will continue to rock. And we will continue to challenge the status quo.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.